SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08002141

SEC
Mail Processing
Section

APR 2 9 2008

Washington, DC
100

April 17, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 15 and 17, 2008.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
APR 3 0 2008
THOMSON REUTERS

Published	Item	Document name	Required by
April 15, 2008	Press Release	Skanska will take a SEK 335 M charge in the UK. Preliminary consolidated operating income for the first quarter 2008 amounts to SEK 1,080 M	law and by the listing agreement with Stockholm Stock Exchange
April 17, 2008	Press Release	Skanska to build highway in Czech Republic for SEK 1 billion, CZK 3 billion	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

April 15, 2008
09:09 am CET

Skanska will take a SEK 335 M charge in the UK. Preliminary consolidated operating income for the first quarter 2008 amounts to SEK 1,080 M

Skanska will take a SEK 335 M (GBP 27 M) charge in the UK in the first quarter 2008, mainly related to three projects with fixed price contracts.

The projects, of which two have been described in earlier interim reports, are delivered on a PPP (Public Private Partnership) basis where Skanska is responsible for financing, design, construction and operations during a defined period. The projects have a combined construction value of approximately SEK 14 bn and production spans over several years.

During the production period, the project scope has changed which has led to substantial increases in the cost to complete the projects on schedule. This is to be settled in negotiations with clients and subcontractors. Recent negotiations have proven it difficult to reach reasonable compensation for increased cost and this has led to a more pessimistic view on the financial outcome of the projects.

"This type of fixed price contracts with long durations has traditionally resulted in higher than average margins at the same time as risks are greater in this type of projects. These events highlight the importance of that we continue to further improve our risk management for this type of projects", says Skanska's President and CEO, Johan Karlström.

Preliminary results for the first quarter 2008

The preliminary consolidated operating income for the first quarter of 2008 amounts to SEK 1,080 M (779).

Order bookings during the first quarter amounted to SEK 34.8 bn (38.5). In the comparative period the New Meadowlands Stadium project was included in order bookings to the amount of SEK 7 bn.

In Construction revenues rose by 14 percent and amounted to SEK 30,475 M (26,754). Adjusted for currency rate effects revenues rose by 17 percent. Operating income amounted to SEK 488 M (663).

Beginning with the first quarter of 2008, the Danish construction unit, which is being wound down, is reported under "Central". Revenue and operating income for construction in the comparative period have been adjusted to reflect this.

In Residential Development, the number of sold units decreased by 29 percent while the number of started units remained stable.

In Commercial Development leases were signed for 81,000 sq.m. of space. No projects were sold during the period.

Operating income in Infrastructure Development includes a gain of SEK 550 M from the divestment of the Brazilian power project Ponte de Pedra.

Preliminary result SEK M	**Jan-Mar 2008**	**Jan-Mar 2007**
Revenue		
Construction	30,475	26,754
Residential Development	1,965	2,042
Commercial Development	343	265
Infrastructure Development	15	8
Operating income		
Construction	488	663
Residential Development	151	246
Commercial Development	39	76
Infrastructure Development	587	-96
Central	-152	-123
Eliminations	-33	12
Operating income	**1,080**	**778**

	Jan-Mar 2008	**Jan-Mar 2007**
Units sold in Residential Development		
Nordics	521	1,148
Czech Republic	317	31
Total	**838**	**1,179**
Started units in Residential Development		
Nordics	539	985
Czech Republic	440	0
Total	**979**	**985**

The complete interim report will be published on May 7.

There will be a telephone conference on April 15 at 10.00 am CET where Skanska's President and CEO, Johan Karlström and the CFO, Hans Biörck, will answer questions. To participate in the telephone conference please dial +46 8 505 201 10 at least five minutes prior to the start of the conference. If you are unable to participate, there will be a replay facility available for seven days immediately following the teleconference. The number to dial is +46 8 505 203 33, code 792586.

For further information please contact:
Anders Lilja, Senior Vice President Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

April 17, 2008
08:30 am CET

Skanska to build highway in Czech Republic for SEK 1 billion, CZK 3 billion

Skanska has been contracted to build a stretch of highway in the Czech Republic. The contract amount is CZK 3 billion, about SEK 1 billion, which is included in order bookings for the first quarter. The customer is the Czech highway administration. The project is being financed with support from the EU Cohesion Fund for infrastructure construction.

The assignment is an approximately 11-kilometer stretch of four-lane highway on the D1, from Kroměříž to Říkovice, including a bypass for the city of Hulín in eastern Czech Republic. The new D1 stretch will intersect the D47 that Skanska is also currently extending. When these stretches are completed in 2011, the highway is fully extended between Ostrava and the Polish border.

The project involves a number of bridges and viaducts as well as a three-kilometer connecting road at Hulín. Work begins immediately and the highway is scheduled to be competed in 2011.

The total contract amount is CZK 5 billion and Skanska, with a 60-percent share, heads the construction consortium.

Skanska Czech Republic, which is the largest construction company in the country, had sales of about SEK 11.4 billion in 2007. The company has about 7,000 employees.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

END

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.